Exhibit 99.1

Notice to convene the Annual General Meeting of Shareholders of uniQure N.V.

To be held at and organized by uniQure N.V. (the “Company”), having its address at Meibergdreef 61, 1105 BA Amsterdam Zuid-Oost, the Netherlands, at 11:30 hrs CET on Wednesday 11 June 2014.

Shareholders are invited to attend the Annual Meeting of Shareholders of the Company (the “AGM”) to be held on 11 June 2014 at 11:30 hrs CET at the Company’s offices in Amsterdam, the Netherlands. The language of the meeting will be English.

The agenda for the Annual General Meeting including explanatory notes, the annual report 2013, the statutory annual accounts 2013, and the particulars of Mr. Lewis are available for inspection at the offices of the Company, and will be distributed free of charge on request. The information is also available on the Company’s website: www.uniqure.com and at http://www.edocumentview.com/QURE.

ATTENDANCE OF THE ANNUAL GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 14 May 2014 (the “Record Date”) or those who hold a valid proxy for the AGM are entitled to take part and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (the “Registered Shareholders”) and for shareholders holding their shares in an account at the bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”), the conditions for attendance at the AGM are as follows:

•                                          Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address a.diba@uniqure.com no later than on 6 June 2014; and

•                                          Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address a.diba@uniqure.com no later than on 6 June 2014 and (ii) bring the proxy received from their financial intermediary to the AGM.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving license).

PARTICIPATION IN THE ANNUAL GENERAL MEETING BY PROXY

Registered shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: mr H.B.H. Kraak of Holdinga Matthijssen Kraak, civil law notaries in Amsterdam, the Netherlands. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of uniQure N.V. and at www.uniqure.com. To be counted, a duly completed and executed proxy must have been received by mr H.B.H. Kraak, at the offices of Holdinga Matthijssen Kraak  or, if sent in pdf-form electronically at his e-mail address: bk@hmknotarissen.nl, no later than on 6 June 2014, at 24:00 hrs CET.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: uniQure N.V., Corporate Secretary, Meibergdreef 61, 1105 BA Amsterdam Zuid-Oost, the Netherlands, email: a.diba@uniqure.com.

Amsterdam, the Netherlands, 20 May 2014

uniQure N.V.

The Management Board

Agenda for the Annual General Meeting on Wednesday 11 June 2014 at 11:30 hrs CET in Amsterdam, the Netherlands.

AGENDA

1.              Opening and announcements

2.              Report of the Management Board for the financial year 2013 (discussion item)

3.              Implementation of the remuneration policy for the Management Board (discussion item)

4.              Discussion and adoption of the annual report and accounts 2013 (voting item)

5.              Discharge of liability of the members of the Management Board for their management (voting item)

6.              Discharge of liability of the members of the Supervisory Board for their supervision (voting item)

7.              Appointment of a new Supervisory Director (voting item)

8.              Reappointment of PricewaterhouseCoopers Accountants N.V. as auditor of the Company (voting item)

9.              Designation  of the Management Board as the competent body to issue ordinary shares and options and to exclude pre-emptive rights (voting item)

10.       Authorization of the Management Board to repurchase ordinary shares (voting item)

11.       Any other business

12.       Closing of the meeting

Explanatory notes to the agenda for the Annual General Meeting of Shareholders (“AGM”) of uniQure N.V. (“uniQure” or the “Company”) to be held on Wednesday 11 June 2014 at 11:30 hrs CET, at Meibergdreef 61, 1105 BA Amsterdam, the Netherlands

These explanatory notes and other information are available for inspection as of the date hereof. These items can be obtained free of charge at the company’s office address and are also available at the Company’s website: www.uniqure.com and at http://edocumentview.com/QURE.

Agenda item 2: Report of the Management Board for the financial year 2013

Under this agenda item, the Management Board will discuss the report on the 2013 financial year.

Agenda item 3: Implementation of the remuneration policy for the Management Board

Under this agenda item, an explanation will be provided on how the Remuneration Policy has been implemented in 2013. Pursuant to a recent amendment of the Dutch Civil Code, the Company is required to include on the agenda for the General Meeting in which the annual accounts are presented for adoption, a specific item for the purpose of informing the General Meeting about the implementation of the remuneration policy for the Management Board. Relevant information on the remuneration of the members of the Management Board is included in the Company’s annual report beginning on page 91.

Agenda item 4: To adopt the annual report and accounts for 2013

It is proposed to the General Meeting to adopt the annual accounts for the financial year 2013. These accounts were prepared by the Management Board and audited and provided with an unqualified auditor’s report by PwC, the Company’s external auditor (page 44 of the annual report 2013). The annual report and accounts have been made available to the General Meeting at the time notice of this meeting was given.

Agenda items 5 and 6: Discharge of liability of the members of the Management Board and Supervisory Board

The discharge of the members of the Management Board and the discharge of the members of the Supervisory Board are two separate items on the agenda.

It is proposed to grant discharge to the members of the Management Board for the management and conducted policy during the financial year 2013 insofar as the exercise of such duties is reflected in the 2013 annual report and accounts or otherwise disclosed to the General Meeting. It is also proposed to grant discharge to the members of the Supervisory Board for their supervision of the policies of the Management Board and the general course of affairs of the Company and its affiliated business during the financial year 2013 insofar as the exercise of such duties is reflected in the 2013 annual report and accounts or otherwise disclosed to the General Meeting.

Agenda item 7: Appointment of a new Supervisory Director

It is proposed to appoint Mr. Will Lewis as Supervisory Director of the Company for a three year term.

Mr. Lewis is currently serving as President and Chief Executive Officer and as a member of the Board of Directors of Insmed, a biopharmaceutical company specialized in inhalation therapies for orphan lung diseases. Mr. Lewis has more than 20 years of executive experience in the pharmaceutical and finance industries both in the US and internationally.

He is the former Co-Founder, President and Chief Financial Officer of Aegerion Pharmaceuticals, Inc. (NASDAQ: AEGR). During his tenure at Aegerion, Mr. Lewis played a pivotal role in re-orienting the company’s strategy to focus on orphan disease indications enabling Aegerion to go public in one of the best performing IPOs of 2010. Prior to Aegerion, Mr. Lewis spent 10 years working in the U.S. and Europe in investment banking for JP Morgan, Robertson Stephens and Wells Fargo. During his time in banking, he was involved in a broad range of domestic and international capital raises and advisory work valued at more than $20 billion.

Mr. Lewis also serves as a member of the Board of BioNJ, where he chairs the Public Policy Committee. He serves as a member of the Board of Directors of Oberlin College and is a member of the Visiting Committees of the Weatherhead School of Management of Case Western Reserve University and The Hawken School. Mr. Lewis holds a Bachelor of Arts degree cum laude from Oberlin College and a Master of Business Administration/Juris Doctor with Honors from Case Western Reserve University. Prior to attending graduate school he worked in the Foreign Service for the US Government.

Given his vast experience and expertise we believe Mr. Lewis will be a valuable addition to our Supervisory Board.

The relevant particulars of Mr. Lewis are available for inspection at the offices of the Company. This information is also available at the Company’s website: www.uniqure.com.

Agenda item 8: To reappoint PwC as auditor of the Company for the 2014 financial year ending at the close of the Annual General Meeting 2015

It is proposed to reappoint PricewaterhouseCoopers Accountants N.V. as the external auditor charged with the auditing of the Annual Accounts for the financial year 2014.

Agenda item 9: Designation of the Management Board as the competent body to issue ordinary shares

It is proposed that the Management Board is designated as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months with effect from 11 June 2014 and to limit or exclude pre-emptive rights in connection therewith, all subject to the approval of the Supervisory Board. The power of the Management Board will include, for the period after 11 June 2014, a maximum of 19.9% of the total issued and outstanding ordinary share capital at the time of issuance.

This designation will allow the Management Board to be flexible and react quickly in respect of the financing of the Company, if and when deemed appropriate, without prior approval from the shareholders.

Agenda item 10: Authorization of the Management Board to repurchase ordinary shares

It is proposed that the Management Board is hereby authorized with effect from 11 June 2014 to resolve on the acquisition by the Company of its own fully paid-up ordinary shares, subject to the approval of the Supervisory Board, for a maximum of 10% of the issued share capital immediately following 11 June 2014, within the limits of Dutch law and the articles of association through purchase on the stock exchange or otherwise for a term of 18 months against a repurchase price between, on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 banking days preceding the date the repurchase is effected or proposed.